UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 9, 2010

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure.

On August 9, 2010, the Company issued an Investor Release reporting the Company's July and year-to-date 2010 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01.   Financial Statements and Exhibits.

(d)   *Exhibits.*

99   Investor Release of McDonald's Corporation issued August 9, 2010:
McDonald's Global Comparable Sales Rise 7.0% in July

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 10, 2010

By: /s/ Kevin M. Ozan
Kevin M. Ozan
Corporate Senior Vice President –
Controller

EXHIBIT 99



Investor Release

FOR IMMEDIATE RELEASE
08/09/10

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S GLOBAL COMPARABLE SALES RISE 7.0% IN JULY

OAK BROOK, IL — McDonald's Corporation today announced global comparable sales growth of 7.0% in July. Performance by segment was as follows:

- **U.S. up 5.7%**
- **Europe up 5.3%**
- **Asia/Pacific, Middle East and Africa up 10.1%**

"Our customers are at the heart of everything we do, and our strong July sales performance reflects our commitment to them," said McDonald's Chief Executive Officer Jim Skinner. "We're listening to our customers and offering the right combination of high-quality food and beverage choices, convenient locations with extended hours, and outstanding value across the entire menu."

U.S. business momentum continued with July comparable sales increasing 5.7%. Top contributors to July's results were beverages, including the recently launched McCafé Real Fruit Smoothies and Frappés along with value-based drinks. Core products and McDonald's all-day, everyday value menus were also key drivers for the month.

In Europe, July comparable sales increased 5.3%, led by France, the U.K. and Germany. Europe's unique premium menu offerings, compelling value and the ongoing modernization of Europe's restaurants are enhancing the McDonald's experience and contributing to the sales growth.

July comparable sales increased 10.1% in Asia/Pacific, Middle East and Africa (APMEA) due to strong sales growth in Japan, Australia, China and most other countries. Innovative value offerings, menu variety and breakfast continued to deliver results.

Systemwide sales increased 6.8%, or 8.3% in constant currencies for the month.

PERCENT INCREASE

Month ended July 31,	Comparable Sales		Systemwide Sales	
	2010	2009	As Reported	Constant Currency
McDonald's Corporation	7.0	4.3	6.8	8.3
Major Segments:				
U.S.	5.7	2.6	6.2	6.2
Europe	5.3	7.2	(0.2)	7.7
APMEA*	10.1	2.1	17.5	11.1
Year-To-Date July 31,				
McDonald's Corporation	4.9	4.5	8.2	6.4
Major Segments:				
U.S.	3.1	3.8	3.7	3.7
Europe	5.3	5.5	7.0	7.5
APMEA*	5.9	4.5	16.7	8.1

* Asia/Pacific, Middle East and Africa

Definitions

• Comparable sales represent sales at all restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

• Constant currency results exclude the effects of currency translation and are calculated by translating current year results at prior year average exchange rates.

• Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

• The number of weekdays and weekend days can impact our reported comparable sales. In July 2010, this calendar shift/trading day adjustment consisted of one less Wednesday and one more Saturday compared with July 2009. The resulting adjustment varied by area of the world, ranging from approximately 0.4% to 1.3%. In addition, the timing of holidays can impact comparable sales.

Upcoming Communications

McDonald's tentatively plans to release August 2010 sales on September 9, 2010.

McDonald's is the leading global foodservice retailer with more than 32,000 local restaurants in more than 100 countries. Over 80% of McDonald's restaurants worldwide are owned and operated by franchisees. Please visit our website at www.aboutmcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

# # #